

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Alan W. Dakey
President and Chief Executive Officer
Peoples Financial Services Corp.
82 Franklin Avenue
Hallstead, Pennsylvania 18822

Re: Peoples Financial Services Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 0-23863

Dear Mr. Dakey:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

Sincerely,

Gregory Dundas
Attorney-Advisor